
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

February 26, 2015
Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On February 26, 2015, MGE Energy, Inc. (the Company) issued a press release announcing its fourth-quarter 2014 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired: None
(b) Pro forma financial information: None
(c) Shell company transactions: None
(d) Exhibits.

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on February 26, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: February 26, 2015

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated February 26, 2015

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on February 26, 2015.

EXHIBIT 99.1

News

MGE Energy Reports Fourth-Quarter Earnings

Madison, Wis., Feb. 26, 2015—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended Dec. 31, 2014, of $15.2 million, or 44 cents per share, compared to $14.1 million, or 41 cents per share, for the same period in the prior year. MGE Energy reported earnings for the twelve months ended Dec. 31, 2014, of $80.3 million, or $2.32 per share, compared to $74.9 million, or $2.16 per share, for the same period in the prior year.

During the three months ended Dec. 31, 2014, the company benefited from Madison Gas and Electric's (MGE) ongoing effort to manage costs including lower benefit costs, which led to slightly higher earnings. In addition, in October 2014 customers received a fuel credit on their bill related to fuel savings of $6.5 million that MGE was able to achieve during 2013.

For the twelve months ended Dec. 31, 2014, earnings increased $5.4 million compared to the same period in the prior year. This increase in earnings was driven primarily by savings from MGE's ongoing effort to manage operating and maintenance costs, lower benefit costs and colder winter temperatures. Gas retail sales volume increased during the year 4.8% in part due to colder weather in the first quarter of 2014 compared to the same period in the prior year. The average temperatures in January and February 2014 were 11.5 degrees and 12.5 degrees, respectively, compared to normal average temperatures of 19.4 degrees and 23.7 degrees, respectively.

About MGE Energy
MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric, generates and distributes electricity to 143,000 customers in Dane County, Wis., and purchases and distributes natural gas to 149,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy, Inc.
(In thousands, except per share amounts)
(Unaudited)

Three Months Ended December 31,	2014	2013
Operating revenue	$145,707	$155,263
Operating income	$29,566	$25,962
Net income	$15,186	$14,077
Earnings per share (basic and diluted)	$0.44	$0.41
Weighted average shares outstanding (basic and diluted)	34,668	34,668

Twelve Months Ended December 31,	2014	2013
Operating revenue	$619,852	$590,887
Operating income	$138,098	$127,987
Net income	$80,319	$74,905
Earnings per share (basic and diluted)	$2.32	$2.16
Weighted average shares outstanding (basic and diluted)	34,668	34,668

Contact
Steven Schultz
Corporate Communications Manager
608-252-7219